Contact

www.linkedin.com/in/dovid-schick (LinkedIn)

Top Skills

Strategic Leadership
Medical Devices
CEO Succession

Dovid Schick

CEO at Tap Systems - Making AR as easy to use as your smartphone
Los Angeles, California, United States

Summary

I am an inventor, entrepreneur and CEO. I’ve created visionary technologies and products, and have founded, financed, grown and successfully exited from prior ventures. Bachelor of Science in Electrical Engineering from University of Pennsylvania.

Experience

Tap With Us (Tap Systems Inc.)

CEO
January 2015 - Present (10 years 1 month)
Greater Los Angeles Area

Founder and CEO of Tap Systems, Inc.. Inventor of the Tap Keyboard.

Tap Systems, Inc. is the developer of the Tap Wearable Keyboard and Mouse, a revolutionary new method for communicating with the digital world. With Tap, you can create text and control your devices simply by tapping your fingers on any surface.

Schick Technologies, Inc.

CEO
1992 - 2004 (12 years)

Cox & Company

Electrical Engineer
1987 - 1991 (4 years)

Education

University of Pennsylvania

Bachelor of Science (BS), Electrical Engineering · (1980 - 1985)